As filed with the Securities and Exchange Commission on May 21, 2002

Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

BORLAND SOFTWARE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**94-2895440**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

100 ENTERPRISE WAY
SCOTTS VALLEY, CALIFORNIA 95066-3249
(Address of principal executive offices) (Zip Code)

Borland Software Corporation 2002 Stock Incentive Plan
Borland Software Corporation 1999 Employee Stock Purchase Plan
(Full title of the Plan(s))

Keith E. Gottfried, Esq.
Senior Vice President – Law and Corporate Affairs, General Counsel, Corporate Secretary and Chief Legal Officer
Borland Software Corporation
100 Enterprise Way
Scotts Valley, California 95066-3249
(Name and address of agent for service)

(831) 431-1000
(Telephone Number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
Borland Software Corporation 2002 Stock Incentive Plan Common Stock, $0.01 par value	2,500,000 shares	$9.53	$23,825,000.00	$2,191.90
Borland Software Corporation 1999 Employee Stock Purchase Plan Common Stock, $0.01 par value	900,000 shares	$9.53	$8,577,000.00	$789.08
	3,400,000 shares		Aggregate Registration Fee	$2,980.98

(1) This Registration Statement shall also cover (i) any additional shares of Common Stock and (ii) the associated purchase rights relating to the Registrant’s Series D Junior Participating Preferred Stock under the Stockholder Rights Plan, dated October 26, 2001 attributable to these registered shares which become issuable under the Borland Software Corporation 2002 Stock Incentive Plan and the Borland Software Corporation 1999 Employee Stock Purchase Plan by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the Registrant’s receipt of consideration which results in an increase in the number of the outstanding shares of the Registrant’s Common Stock.

(2) Calculated solely for purposes of this offering under Rule 457(h) of the Securities Act of 1933, as amended, on the basis of the average of the high and low selling prices per share of the Registrant’s Common Stock on May 21, 2002, as reported by the Nasdaq Stock Market.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference

Borland Software Corporation (the "Registrant") hereby incorporates by reference into this Registration Statement the following documents previously filed with the Securities and Exchange Commission (the "Commission"):

(a)   The Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the Commission on March 29, 2002, pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "1934 Act");

(b)   The Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002 filed with the Commission on May 13, 2002;

(c)   The Registrant's Current Reports on Form 8-K filed with the Commission on January 22, 2002 and March 15, 2002;

(d)   The Registrant's Registration Statement on Form 10 filed with the Commission on July 29, 1987, and any other amendments or reports filed for the purpose of updating such description, in which there is described the terms, rights and provisions applicable to the Registrant's Common Stock, and;

(e)   The Registrant's Registration Statement No. 000-16096 on Form 8-A filed with the Commission on October 31, 2001, including any amendments or reports filed for the purpose of updating such description, in which there is described the terms, rights and provisions applicable to the Registrant's Series D Junior Participating Preferred Stock.

All reports filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Registration Statement and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which de-registers all securities then remaining unsold shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities

Not applicable.

Item 5. Interests of Named Experts and Counsel

Not applicable.

Item 6. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law, as amended (the "DGCL"), authorizes a corporation to indemnify a director or officer in any action against him, by reason of the fact that he or she is a director or officer, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement by him if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to an action by or in the right of the corporation, he is not adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation. While the relevant statute does not change a director's "duty of care," it enables corporations to limit available relief to equitable remedies such as an injunction or rescission. The statute has no effect on a director's duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, illegal payment of dividends and approval of any transaction from which the director derives an improper personal benefit.

The Registrant has adopted provisions in its Restated Certificate of Incorporation which provide that each person who is or was a director or officer of the Registrant or who is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the Registrant to the fullest extent authorized by the DGCL. The By-Laws of the Registrant provide that the Registrant, to the maximum extent permitted by the DGCL, shall have the power to indemnify any of its agents against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding or potential proceeding arising out of the relationship and, to the maximum extent permitted by law, the Registrant shall have the power to advance the agent's reasonable defense expenses in any such proceeding.

The Registrant maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering the Registrant for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by the Registrant.

The Registrant's Board of Directors has approved, and the Registrant has entered into, certain agreements (the "Indemnification Agreements") with its directors and certain of its officers. In addition, the Board has authorized the Registrant to enter into similar agreements with future directors and officers and has declared it the policy of the Registrant to enter into such agreements.

Each Indemnification Agreement provides, in effect, that the Registrant shall indemnify the director or officer whenever the Registrant is legally permitted to do so. Directors and officers must be found to have met the relevant standards of conduct to be entitled to indemnification. If, pursuant to the Indemnification Agreements or otherwise, the Registrant is required to make payments in respect of its indemnification obligations in excess of or not covered by the Registrant's officers' and directors' liability insurance, such payments could materially adversely affect the Registrant.

Item 7. Exemption from Registration Claimed

Not applicable.

Item 8. Exhibits

Exhibit No.	Exhibit
4.1	Instruments Defining the Rights of Stockholders. Reference is made to Registrant's Registration Statement on Form 10 and Registration Statement No. 000-16096 on Form 8-A, together with any amendments and exhibits thereto, which are incorporated herein by reference pursuant to Items 3(d) and 3(e).
5.1	Opinion and consent of Brobeck, Phleger & Harrison LLP. *
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants. *
23.2	Consent of Brobeck, Phleger & Harrison LLP is contained in Exhibit 5.1.
24.1	Power of Attorney. Reference is made to page II-4 of this Registration Statement.
99.1	Borland Software Corporation 2002 Stock Incentive Plan. *
99.2	Borland Software Corporation 1999 Employee Stock Purchase Plan. *

_____
* filed herewith

Item 9. Undertakings

A.   The undersigned Registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the 1933 Act, (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that clauses (1)(i) and (1)(ii) shall not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the 1934 Act that are incorporated by reference into this Registration Statement; (2) that for the purpose of determining any liability under the 1933 Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Registrant's 2002 Stock Incentive Plan and 1999 Employee Stock Purchase Plan.

B.   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the 1933 Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the 1934 Act that is incorporated by reference into this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.   Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers or controlling persons of the Registrant pursuant to the indemnification provisions summarized in Item 6 or otherwise, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scotts Valley, State of California on this 21st day of May, 2002.

BORLAND SOFTWARE CORPORATION

By: /S/ KEITH E. GOTTFRIED
       Keith E. Gottfried
       Senior Vice President—Law and Corporate Affairs,
       General Counsel, Corporate Secretary and
       Chief Legal Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned officers and directors of Borland Software Corporation, a Delaware corporation, do hereby constitute and appoint Keith E. Gottfried, Senior Vice President—Law and Corporate Affairs, General Counsel, Corporate Secretary and Chief Legal Officer, and Frederick A. Ball, Executive Vice President and Chief Financial Officer, and each of them, the lawful attorneys-in-fact and agents with full power and authority to do any and all acts and things and to execute any and all instruments which said attorneys and agents, and any one of them, determine may be necessary or advisable or required to enable said corporation to comply with the Securities Act of 1933, as amended, and any rules or regulations or requirements of the Securities and Exchange Commission in connection with this Registration Statement. Without limiting the generality of the foregoing power and authority, the powers granted include the power and authority to sign the names of the undersigned officers and directors in the capacities indicated below to this Registration Statement, to any and all amendments, both pre-effective and post-effective, and supplements to this Registration Statement, and to any and all instruments or documents filed as part of or in conjunction with this Registration Statement or amendments or supplements thereof, and each of the undersigned hereby ratifies and confirms that all said attorneys and agents, or any one of them, shall do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated on May 15, 2002.

Signature	Title
/S/ DALE L. FULLER Dale L. Fuller	President, Chief Executive Officer and Director (Principal Executive Officer)
/S/ FREDERICK A. BALL Frederick A. Ball	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Signature	Title
/s/ WILLIAM F. MILLER	Chairman of the Board and Director
William F. Miller	
/s/ ROBERT H. KOHN	Vice Chairman of the Board and Director
Robert H. Kohn	
/s/ ROBERT H. DICKERSON	Director
Robert Dickerson	
/s/ WILLIAM K. HOOPER	Director
William K. Hooper	
/s/ LAURA S. UNGER	Director
Laura S. Unger	

EXHIBIT INDEX

Exhibit No.	Exhibit
4.1	Instruments Defining the Rights of Stockholders. Reference is made to Registrant's Registration Statement on Form 10 and Registration Statement No. 000-16096 on Form 8-A, together with any amendments and exhibits thereto, which are incorporated herein by reference pursuant to Items 3(d) and 3(e).
5.1	Opinion and consent of Brobeck, Phleger & Harrison LLP. *
23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants. *
23.2	Consent of Brobeck, Phleger & Harrison LLP is contained in Exhibit 5.1.
24.1	Power of Attorney. Reference is made to page II-4 of this Registration Statement.
99.1	Borland Software Corporation 2002 Stock Incentive Plan. *
99.2	Borland Software Corporation 1999 Employee Stock Purchase Plan. *

_____
* filed herewith